Exhibit 99.1

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EDITED TRANSCRIPT

CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

EVENT DATE/TIME: NOVEMBER 19, 2015 / 01:30PM GMT

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NOVEMBER 19, 2015 / 01:30PM GMT, CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

CORPORATE PARTICIPANTS

Fred Wiklund Celladon - VP - Corporate Development, IR

Paul Cleveland Celladon - President, CEO

David Cory Eiger BioPharmaceuticals - President, CEO

PRESENTATION

Operator

Good morning ladies and gentlemen and welcome to the Celladon and Eiger BioPharmaceuticals joint conference call. (Operator Instructions). As a reminder this conference call is being recorded. I would now like to introduce your host for today’s conference, Celladon. You may begin.

Fred Wiklund - Celladon - VP - Corporate Development, IR

Good morning and welcome to Celladon and Eiger BioPharmaceuticals joint conference call to discuss our proposed merger. This is Fred Wiklund, Vice President with Investor Relations and Corporate Development of Celladon Corporation.

You can listen to our live webcast or a replay of today’s call by going to the investors section of our website, celadon.com.

The agenda for today’s call is as follows, first, Paul Cleveland, Celladon’s President and CEO will summarize the proposed merger between Celladon and Eiger. Then, David Cory, Eiger’s President and CEO will provide an overview of Eiger’s business and product development programs. And then we’ll open up the call for Q and A.

Also participating on today’s call are Jim Welch, Eiger’s Chief Financial Officer, and Andrew Jackson, Celladon’s Chief Financial Officer.

However, before we begin this morning, I would like to remind everyone that statements made during this call regarding matters that are not historical facts are forward looking statements within the Safe Harbor Positions of the Private Securities Litigation Reform Act of 1995. Forward looking statements are not guarantees of performance.

They involve known and unknown risks, uncertainties and assumptions that may cause actual results, performance and achievements to differ materially from those expressed or implied by the statement. Those statements include, but are not limited to statements regarding a proposed merger with Eiger and a potential for stock holder approval.

Our expectations regarding the equity investment, capitalization, resources, and ownership structure of the combined organization and continued NASDAQ listing. And the safety, efficacy and projected development and regulatory timelines and commercial potential for any of (our candidates).

Celladon or Eiger may not actually achieve the proposed merger or any plans or product development goals in a timely manner, if at all. Or otherwise carry out the intentions or meet the expectations or projected disclosures in our forward looking statements.

And you should not place undue reliance on these forward looking statements as they are based upon Celladon and Eiger’s current expectations and involve assumptions that may never materialize or prove to be incorrect.

Actual results and the timing of events could differ materially. Please see the risk factors section in our recently filed form 10-Q. And with that, I’ll turn the call over to Celladon’s CEO, Paul Cleveland. Paul?

Paul Cleveland - Celladon - President, CEO

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NOVEMBER 19, 2015 / 01:30PM GMT, CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

Thanks, Fred. Good morning, everyone. Thank you for joining us to review Celladon’s proposed merger with Eiger BioPharmaceuticals. Yesterday we issued the joint press release announcing that we had entered into a definitive merger agreement with Eiger. This press release describes our proposed transaction and also highlights Eiger’s development programs and $39-1/2 million financing.

In a minute, I’m going to turn the call over to David Cory, the President and CEO of Eiger, who will introduce and further describe Eiger’s development programs.

As you are all aware, since the negative outcome of the MYDICAR CUPID 2 Trial earlier this year, Celladon’s management and Board have been actively examining strategic alternatives to maximize shareholder value, including a potential merger or sale or the potential liquidation of the Company and distribution of net cash to shareholders.

Ultimately, after a very thorough process, Celladon’s management and Board determined that our proposed merger with Eiger will be in the best interest of our shareholders and our Board has unanimously recommended that the shareholders at Celladon approve the proposed merger.

We believe the proposed merger provides Celladon’s shareholders with an attractive opportunity for long term value appreciation based on a portfolio of product candidates. The merger will result in a clinical stage company with a diversified portfolio of four distinct orphan disease targets with three well characterized compounds.

The Company’s cash, together with a committed $39.5 million financing from a leading investor syndicate, is expected to be sufficient to allow the Company to obtain phase two clinical results from at least two of the four planned development programs.

We believe that each of these Phase two programs has the potential, if successful, to create significant value for the shareholders of the merged Company.

I would now like to describe the transaction and outline our expected timeline. Under the merger agreement, the operations of Celladon and Eiger will be combined. The combined Company will be called Eiger BioPharmaceuticals and will be lead by the Eiger management team and Board. Existing Eiger stockholders will own 45% of the combined company.

Celladon shareholder will own 22% and investors in the $39-1/2 million financing will own 33% of the combined Company. This transaction has been unanimously approved by the Boards of Directors of both Companies and, importantly, a majority of Eiger stockholders have agreed to vote in favor of the transaction.

The holders of a majority of the outstanding shares of Celladon must approve the transaction at a special meeting of shareholders that we expect to occur in the first half of 2016. All holders of Celladon stock on the record date will be entitled to vote on the merger.

The record date has not yet been set, but will be set in advance of the mailing of a proxy statement to Celladon shareholders, which will take place once our merger-related SEC filings have cleared the SEC’s review.

Subject to approval by a majority of Celladon shareholders and other customary closing conditions, we anticipate that we can close the merger in the first half of 2016. We will seek to change the Company’s NASDAQ listing symbol from CLDN to EIGR at the time of the merger.

Before I turn the call over to David, let me, again, underscore Celladon’s support for this potential merger and emphasize that our Board and management team unanimously believe this proposal represents an outcome that is in the best interest of our shareholders.

With that overview, I’ll turn the call over to David Cory to summarize Eiger’s business and development programs.

David Cory - Eiger BioPharmaceuticals - President, CEO

Thanks, Paul. Everyone at Eiger shares your enthusiasm for the potential merger. I’d like to complement you and the Celladon team for your steadfast dedication to acting in the best interest of your shareholders and for the respect for Eiger that everyone at Celladon displayed during the evaluation process.

And thank you for the opportunity to tell investors about Eiger as the next generation of Celladon. Eiger is a clinical stage biopharmaceutical company, focused on products for the treatment of orphan diseases.

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NOVEMBER 19, 2015 / 01:30PM GMT, CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

Our pipeline includes four phase two programs that comprise a divers, later stage portfolio of product candidates with the potential to address diseases for which the unmet medical need is high, the biology for treatment is identified, and for which an effective therapy is urgently needed.

Since our founding in 2008, we’ve worked with renowned investigators and inventors at Stanford University, identified potentially promising candidates form pharmaceutical companies, and have end licensed four programs which represent novel potential therapeutic approaches for four different orphan diseases.

Our approach to orphan diseases is important in two important ways. First, we pursue opportunities in which disease biology has been elucidated by our academic collaborators or other research efforts.

And, second, these are opportunities in which our team has identified a well characterized clinical stage product candidate that can be tested in clinical proof of concept studies and our indentified targeted indication.

The compounds we’re developing are all clinical stage drug candidates, which we believe are well suited for orphan indications that were either not originally identified for our proposed use or did not have data in an indication we’ve identified.

By repositioning at least two of these product candidates in new indications, we’re able to benefit from the available pre-clinical data, clinical safety and tolerability data, as well as manufacturing and product supply to reduce development risks.

We believe that this approach may enable us to move more rapidly through the clinical development process, than more traditional approaches with otherwise untested molecules.

Our pipeline includes four phase two programs, one of which is qualified and the remaining three of which we expect can qualify for orphan drug status. Our most advanced program is Lonafarnib for Hepatitis Delta or HDV.

Lonafarnib is a well-characterized, late-stage, orally active compound that has been granted orphan designation by the US FDA and European Medicines Agency or EMA, and fast track designation by the US FDA.

Lonafarnib is an orally bioavailable small molecule inhibitor of farnesyl transferase an enzyme involved in modification of proteins through a process called prenylation.

HDV uses this host cell process inside liver cells to complete a key step in its life cycle. Lonafarnib inhibits the prenylation step of HDV replication inside liver cells and blocks the virus life cycle at the stage of assembly.

This prenylation is carried out by a host enzyme, Lonafarnib may present a higher barrier to development of viral resistance mutations to therapy.

Lonafarnib is in phase two development for HDV. Hepatitis Delta is considered to be the most severe form of viral hepatitis in humans. HDV only occurs as a co-infection in individuals harboring Hepititis B virus or HBV.

Hepatitis Delta has a significant impact on global health and, we believe, may effect approximately 15 million people worldwide. To date, we’ve dosed over 50 HDV infected patients with Lonafarnib in international phase two clinical trials.

Lonafarnib has demonstrated does-related activity in reducing HDV viral load, both as a mono therapy and combination therapy.

The first data on mono therapy were published in July of this year in The Lancet Infectious Diseases. For example, Lonafarnib boosted with Ritonavir has demonstrated a reduction in HDV viral loads by two logs and three logs at four weeks and eight weeks, respectively.

We are now conducting multiple phase two studies at US and international sites. Data from these phase two studies is expected to read out with results in 2016.

While Lonafarnib is not approved for any indication, we’re very excited about its prospects in this unmet medical need. Our second most advanced program is EXENDIN (9-39), a glucagon-like peptide or GLP-1 receptor antagonist that is being developed as a treatment for hyperinsulinemic, hypoglycemia associated with bariatric surgery.

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NOVEMBER 19, 2015 / 01:30PM GMT, CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

Administration of EXENDIN (9-39) blocks the GLP-1 receptor and leads to reduced insulin secretion by the pancreas. Post bariatric surgery induced hypoglycemia is a debilitating and potentially life threatening condition.

As the use of bariatric surgical procedures increases worldwide for morbid obesity and type two diabetes, post surgical hyperinsulinemic hypoglycemia has been increasingly reported.

Stanford University endocrinologists have demonstrated clinical proof of concept in 18 patients suffering from gastric bypass surgery induced hypoglycemia that EXENDIN (9-39) can prevent postprandial or post meal hypoglycemia.

Data has been generated using both an intravenous delivery as well as a novel subcutaneous formulation delivery. Pharmacokinetics indicate that the sub cu formulation may enable once or twice a day pre meal doing.

We are further developing this sub cu formulation and plan to initiate a phase two dose ranging trial in effected patients with our EXENDIN (9-39) sub cu formulation in early 2016.

EXENDIN (9-39) has never been developed for any indication. Ubenimex is our third product candidate. We’re developing Ubenimex for two orphan disease indications, pulmonary arterial hypertension or PAH and lymphedema.

Ubenimex is a well characterized, oral small molecule inhibitor of the enzyme or hydrolase responsible for converting LTA4 to LTB4 and LTB4 is a naturally occurring inflammatory mediator. Ubenimex has been marketed in Japan by Nippon-Kayaku for over 25 years for a different indication. Pulmonary hypertension is a life threatening disease characterized by increases pulmonary vascular resistance, heart failure and premature death.

Approved drugs for PAH work primarily by vasodilation, but do not significantly impact or modify the underlying disease. Stanford University researchers in pulmonary medicine published for the first time that LTB4 is elevated in both animal models of PAH and also human PAH disease. Ubenimex has been shown in published preclinical studies to improve cardiac function and reverse PAH disease.

We believe that Ubenimex may have significant therapeutic potential in PAH. We’ve already files a US IND for Ubenimex in PAH, which has been approved and we intend to begin enrollment in a phase two clinical trial in the first half of 2016. Our fourth program involves clinical development of Ubenimex, as well, in lymphedema.

Lymphedema is a state of vascular functional insufficiency in which deceased clearance of interstitial fluid through the lymphatic vasculature, leads to adema formation and progressive debilitating architectural alterations in the skin and supporting tissues.

There are no approved drugs to treat lymphedema. The current standard of care is the use of compression garments. Researchers in cardiology at Stanford University have demonstrated for the first time that the inflammatory mediator LTB4 is alleviated in both animal models of lymphedema as well as in human lymphedema and an elevated LTB4 is associated with tissue inflammation and impaired lymphatic function.

Innovation of LTB4 promoted physiologic lymphatic repair and reversed lymphedema in pre clinical models. We plan to file an IND for Ubenimex in lymphedema in December and to begin enrollment in a phase two clinical trial in the first half of 2016. That was a brief overview of our four promising pipeline programs.

In addition to these promising clinical stage assets, we believe that the financial position of the combined Company represents another important asset to potentially bring long term value to stockholders. In connection with the closing of the merger, if approved by the stockholders, we have commitments for approximately 39.5 million from an investor syndicate that includes existing founding venture investors Vivo Capital and Interwest Partners, as well as new investors to fund our pipeline.

We believe that this investment, along with existing Celladon cash, will provide sufficient funding to advance all four pipeline programs in phase two, which we expect to generate meaningful data during 2016 in at least two of our planned programs. We believe that further funding may be required to complete phase two studies in our other two programs.

The Eiger management team and investors are committed to pursuing strategies that have the potential to create significant value for all our key stakeholders, patients and families, the medical community, and our shareholders. Throughout the merger negotiation discussions it was clear to all of us that we share the fundamental goals of Celladon’s management team and Board and that we are aligned on the vision for the merged Company.

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NOVEMBER 19, 2015 / 01:30PM GMT, CLDN - Celladon Corp and Eiger BioPharmaceuticals, Inc. M&A Call

We are committed to working hard for our shareholders every day. In the coming weeks, after we submit the relevant merger transaction documents with the SEC, we look forward to meeting and talking with you and further sharing our views on the potential of the merged Company, our development strategies, and our anticipated milestones.

Going forward from there, we intend to be highly visible and accessible, consistent with our legal obligations. And with that, I’ll turn it over to Fred.

Fred Wiklund - Celladon - VP - Corporate Development, IR

Thank you. Operator, that’s the end of the planned remarks. Can we go to Q and A?

Operator

(Operator Instructions). I’m no showing any questions at this time.

Paul Cleveland - Celladon - President, CEO

Operator, thank you. I think we can conclude this call. I want to thank David and his team for a very effective dialog and conclusion. It’s Paul Cleveland here, thanking all of you for participating, appreciate your time and look forward to staying in touch with you as we move forward.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Everyone have a great day.

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